EXHIBIT 99.1

MAG Reports AGSM Results

VANCOUVER, British Columbia, June 18, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports that at its Annual General and Special Meeting (the “AGSM”) held on June 18, 2025, MAG’s shareholders (the “Shareholders”) approved by majority: to elect all eight directors standing for election, to re-appoint Deloitte LLP as auditors of the Company, to support the Company’s approach to executive compensation, and to approve the reconfirmation of the Shareholder Rights Plan Agreement.

Detailed results of the total shares voted at the AGSM are set out below.

Motions:
Nominees	Total Votes Cast	Total Votes For	Total Votes Withheld	% For	% Withheld
John Armstrong	76,498,772	65,999,245	325,220	99.51	0.49
Tim Baker	76,498,772	65,973,588	350,877	99.47	0.53
Jill Leversage	76,498,772	61,978,987	4,345,478	93.45	6.55
Selma Lussenburg	76,498,772	65,504,240	820,225	98.76	1.24
Susan Mathieu	76,498,772	65,916,282	408,183	99.38	0.62
Dale Peniuk	76,498,772	65,927,621	396,844	99.40	0.60
Tom Peregoodoff	76,498,772	65,962,636	361,829	99.45	0.55
George Paspalas	76,498,772	65,956,606	367,859	99.45	0.55

	Total Votes Cast	Total Votes For	Total Votes Withheld	% For	% Withheld
Appointment of Auditors	76,498,772	69,194,251	7,304,521	90.45	9.55

	Total Votes Cast	Total Votes For	Total Votes Against	% For	% Against
Say on Pay	76,498,772	65,185,059	1,139,406	98.28	1.72

	Total Votes Cast	Total Votes For	Total Votes Against	% For	% Against
Reconfirmation of the Shareholder Rights Plan Agreement	76,498,772	64,642,220	1,682,245	97.46	2.54

“On behalf of the Board, management and staff, I would like to thank outgoing Chair of the Board, Peter Barnes, for his 13 years of commitment and service to the Company,” said George Paspalas, President and CEO of MAG. “Peter’s contribution to MAG has been immense, he has been a great mentor for a number of us, and he will be missed. We wish him all the best in his retirement.”

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements that relate to the Company’s approach to executive compensation. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, a subsequent change in the Company’s approach to executive compensation from that approach approved by Shareholders, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Fausto Di Trapani, Chief Financial Officer

Phone:  (604) 630-1399
Toll Free: (866) 630-1399
Website:  www.magsilver.com
Email:  info@magsilver.com